Exhibit 3.6

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AVEANNA HEALTHCARE HOLDINGS INC.

Aveanna Healthcare Holdings Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The certificate of incorporation of the Corporation is hereby amended by deleting Section 1 of Article Four in its entirety and replacing it with the following:

Section 1. Authorized Shares. The Corporation shall have authority to issue a total of 1,012,113,636 shares, which shall be divided into three classes as follows: (i) 1,000,000,000 shares of common stock, par value of $0.01 per share (“Common Stock”), (ii) 7,113,636 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and (iii) 5,000,000 shares of initially undesignated Preferred Stock, no par value (“Preferred Stock”).

Immediately upon this Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically reclassified and converted into 20.5 shares of Common Stock, subject to the treatment of fractional share interests as described below (the “Reclassification”). Notwithstanding anything to the contrary contained in the Amended and Restated Certificate of Incorporation, no fractional shares of Common Stock shall be issued in connection with the Reclassification. Holders of Class A Common Stock who would otherwise be entitled to receive fractional shares of Common Stock because they hold a number of shares of Class A Common Stock not convertible into a whole number of shares of Common Stock in the Reclassification shall, in lieu of any fractional shares to which the holder would otherwise be entitled, be paid by the Corporation an amount of cash equal to such fraction multiplied by the then fair market value of a share of Common Stock, as determined by the Board of Directors. For such purpose, all shares of Class A Common Stock held by each holder of Class A Common Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Any stock certificate that, immediately prior to the Effective Time, represented shares of Class A Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock as equals the product obtained by multiplying the number of shares of Class A Common Stock represented by such certificate immediately prior to the Effective Time by 20.5, subject to the treatment of fractional shares as described above.

2. The certificate of incorporation of the Corporation is hereby amended by deleting Section 3 of Article Four in its entirety.

3. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 and 228 (by written consent of the stockholders) of the General Corporation Law of the State of Delaware.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed and acknowledged on this 19th day of April, 2021.

AVEANNA HEALTHCARE HOLDINGS INC.

By:	/s/ Tony Strange
Name:	Tony Strange
Title:	Chief Executive Officer